FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

   Item

1.	AFP PROVIDA S.A. reports its results for the quarter ended March 31, 2003.

ITEM 1

FOR IMMEDIATE RELEASE

Contact:

Maria Paz Yañez
Planning and Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 351-1986
E-mail: myanezm@afpprovida.cl

Santiago, Chile – May 15, 2003 — AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2003. All figures are in constant Chilean pesos and are prepared in accordance with Chilean Generally Accepted Accounting Principles (GAAP). Figures for March 31, 2002 are adjusted considering year on year inflation of 3.8%.

AFP PROVIDA S.A. reports its results for the Quarter ended March 31, 2003

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER, 2003

•	Net income of the first quarter 2003 (1Q03) amounted to Ch$7,035 million, a 27.7% real decrease over the figure recorded for the same period of the previous year. This was mainly due to lower rebates on insurance contracts prior to the current one, lower gains on Mandatory Investment and the unfavorable comparative effect on the price level restatement given the deflation sustained during the first quarter, 2002 (1Q02). As a result, earnings per share reached Ch$21.23 during 1Q03 compared to Ch$29.38 obtained in 1Q02.

•	In terms of the recurrent business and referred to Operating Income, Provida continued its development with a growth of 3.6% in fee income, maintaining its leadership in the pension fund industry. Notwithstanding the above, the lower rebates on insurance contracts prior to the current one, given that a large part of them were perceived in previous years as well as a lower return on Mandatory Investments, implied a decrease in Operating Income of 4.9%. Operating Expenses increased by 3.9% basically due to a higher insurance expense arising from the growth in the salary base of clients and a higher casualty rate provision as well as for an increment in commercial and administration expenses stemming from the multiple funds that came into effect during the second semester, 2002.

•	Even though Operating Income decreased by 22.6% or Ch$2,129 million with respect to 1Q02 regarding the aforementioned, the result of the Core Business (defined as the difference between fee income and operating expenses) increased by 2.4% from Ch$4,548 million in 1Q02 to Ch$4,658 million in 1Q03, as a result of the growth in the salary base of clients.

•	In terms of non-operating results, and despite the better financial performance of the Company, Provida shows an unfavorable evolution mainly due to the negative comparative effect of the price level restatement given the deflation recorded in 1Q02 and the lower results originating from affiliates companies due to the exchange rates with reference to foreign affiliates and to start-up losses incurred by two local subsidiaries.

•	At March 31, 2003, Provida continued leading the pension fund industry with a total of US$11,231 million in total assets under management, equivalent to a market share of 31.31% and a client portfolio of 2.8 million affiliates, representing 41.29% of the market (figure at February 2003).

PROVIDA, leader in the Chilean Pension Fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Colombia, Ecuador, Mexico and El Salvador. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.

Business Drivers	March 2003	Market Share
Number of Affiliates	2,847,700	41.29	% (1)
Number of Contributors	1,420,687	43.76	% (1)
Number of Pensioners	268,958	38.11%
Collection Base (US$ Million)	490	34.45	% (1)
AUM (US$ Million)	11,231	31.31%
Pension Fund Anual Real Return	1.52%

Business Drivers	March 2003	Market Share
Number of Branches	77	30.20%
Number of Administrative Employees	1,100	34.45	% (2)
Number of Sales Agents	639	24.67	% (2)
(1) Market Share in February, 2003. (2) Market Share in December, 2002.

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST QUARTER 2003

•	During the first quarter of the year and continuing the trend of the last quarter of 2002, the economy has shown signs of reactivation. In fact, during the month of February, the IMACEC, principal indicator of economic activity, showed an increase of 4.6% with respect to the same month the previous year, achieving the highest variation in the last 20 months, basically sustained by a rise in imports and industrial production motivated by private consumer dynamics.

Even though the low comparison base must be considered in the IMACEC, all indications suggest that domestic demand will continue its trend of sustained growth especially in consumption. In fact, national income, having experienced an average yearly growth of around 1.9% during the period 2000-2002, forecasts a growth of approximately 4% for 2003 basically due to the recovery of the copper price. Likewise, the dissuasive effect of external uncertainties that wields influence over consumption, of great relevance during the period 1998-2001, seems to have attenuated at the end of 2002. Moreover, the monetary policy continues its expansion, which was ratified during March by means of aggressive campaigns on behalf of the banks in order to promote consumer credits. The figures are expected to show an increase of around 3% in consumption while GDP growth expectations for 2003 approach 3%, a higher figure than the 2% recorded in 2002.

Regarding the labor market, every indicator points to its normalization trend and consequently the unemployment rate has evidenced a decreasing evolution. Likewise, the unemployment rate of the first quarter 2003 reached 8.2%, a decrease of 0.6% with respect to the same period the previous year. The aforementioned is based on the important growth in the number of employed (3.1%) which has not been observed since mid-2000 and is directly related to the reactivation of the economy. Nevertheless, seasonal factors must be taken into account, mainly associated to agriculture whose unemployment level lowers in summer and increases in winter, therefore implying a higher unemployment rate in the next few months. Consequently, the future evolution of the labor market depends on the evolution of domestic demand and the economy’s growth.

•	Net Income at Provida for March 2003 reached Ch$7,034.7 million, equivalent to an average equity return of 18.3%, representing a real decline of 27.7% with respect to first quarter 2002. In operational terms, this was negatively affected by the lower rebates on insurance contracts prior to the present one and the unfavorable evolution of the gains on Mandatory Investment, basically stemming from the performance of foreign markets. Notwithstanding the above, and despite an increase in the area of expenses mainly boosted by the coming into effect of the multiple funds and associated services of the AFC, the result of the Core Business, defined as the difference between fee income and operating expenses, increased by 2.4% based on the upward trend of the salary base of clients and its consequent impact on fee income.

Regarding Non-Operational result, it shows a decrease of 76.6% basically stemmed from the comparative effect of the price level restatement given the deflation applied to Provida’s liability exposure during 1Q02, as well as the decrease in contributions from subsidiaries that, locally, are explained by losses sustained during the start up period while abroad, were affected by the depreciation of the local currency against the dollar.

	1Q 2003	1Q 2002	Change	%

	(Million of constant Chilean pesos at March 31, 2003, except percentages)
Operating Income	7,271.9	9,401.0	(2,129.1)	-22.6%
Total Operating Revenues	27,022.5	28,412.6	(1,390.1)	-4.9%
Total Operating Expenses	(19,750.6)	(19,011.6)	(739.1)	3.9%

Other Income (Expenses)	398.6	1,706.6	(1,307.9)	-76.6%

Income Taxes	(635.8)	(1,373.2)	737.4	-53.7%

Net Income	7,034.7	9,734.4	(2,699.7)	-27.7%

•	Earnings per share (each ADR represents fifteen shares) of Ch$21.23 of 1Q03 compares negatively to the Ch$29.38 earned in 1Q02. At March 31, 2003, total outstanding shares stood at 331,316,623, remaining unchanged from the previous year.

Recent Developments and Projects

•	As was mentioned in previous press releases, in the year 2002 and after 21 years since the creation of the Private Pension System, the most significant reforms of the pension Fund Industry have come into force since its inception. Fundamentally, two of them stand out as the most prominent ones that affect the industry: 1) the flexibilization of mechanisms for voluntary pension savings, and 2) Multiple Fund Pensions, increasing the number, from 2 to 5, of investment portfolios offered to the affiliates.

•	In March 2002, the regulation for the flexibilization of the mechanisms for voluntary pension savings came into force, which promotes new savings incentives and permits its administration by financial institutions other than AFPs. Since its inception, competition arose from the wide range of savings plans offered on behalf of the different participants, showing significant differences in administration costs for these services among the different players. In the case of Provida, it has stood out among the AFPs for its low administration cost, with a yearly fee of 0.49% over total assets under management.

•	With respect to the Multiple Funds Law, partially in force since March 2002 and in full force since August 1, 2002, affiliates have been given five investment alternatives for their pension savings, according to their risk preferences and age. Additionally, it has allowed AFPs to offer a broader range of funds in the area of voluntary pension funds, affording them with a more attractive diversification for their affiliates and, therefore, a greater competitiveness with regard to the other participants in this new business.

•	In the area of new businesses, and after the approval in 2001 of the law of Unemployment Insurance in Chile, the consortium comprised of all the AFPs in the pension industry was awarded, in January 2002, the administration of this insurance for a period of 10 years. This consortium must manage the Unemployment and Solidarity Unemployment Funds, as well as grant and administrate the services and benefits established by law aimed to find a solution for all the workers that could eventually face unemployment, above all during times of low economic growth. Provida participates in the newly created company “Unemployment Funds Administrator of Chile S.A.” (AFC) with 37.8%, allowing it to earn new sources of revenues after having been awarded the operating and technical support of said company.

Business Development

•	Operating Revenues reached Ch$27,022.5 million during 1Q03, representing a decline of 4.9% or Ch$1,390.1 million compared to 1Q02. Despite the upward trend of fee income, this unfavorable evolution is explained by the insurance rebates on contracts prior to the current one that implied a lower revenue by Ch$1,488.0 million, as well as lower gains obtained on Mandatory Investment by Ch$787.6 million, basically due to the performance of foreign investments.

•	Fee Income accumulated to March 2003, reached Ch$24,408.8 million, maintaining its upward trend with an increase of 3.6% (Ch$848.7 million) compared to 1Q02. This result was due to a salary base of clients, where the average number of contributors reached a total of 1,409,137 during the first quarter of 2003, as a consequence of the sales strategy that resulted in a higher volume of affiliations and positive transfers from other AFPs.

•	Gains on Mandatory Investment reached Ch$1,404.7 million, representing a decrease of Ch$787.6 million (35.9%) with respect to the first quarter the previous year. In a large measure, this evolution is explained by the downturn observed on international stock exchanges in addition to the lower contribution of local stock certificates and the absence of the present effect in 1Q02 on the successive interest rate reductions on behalf of the Central Bank and its subsequent effect on local fixed income returns. Consequently, the return on pensions funds during the first quarter of 2003 reached a nominal 1.77%, which compares unfavorably with the nominal 2.89% reached in 1Q02.

•	Operating Expenses increased by 3.9% (Ch$739.1 million), from Ch$19,011.6 million in 1Q02 to Ch$19,750.6 million in 1Q03. This is accounted for by the higher expense in the L&D Insurance premiums for Ch$440.9 million, stemming from both the growth of the client salary base as well as from higher provisions for casualty rates. Moreover, higher commercial, computing and administration expenses, stemming from both the coming into force of the multiple funds as well as from services offered to the AFC, offset the savings effect of administrative personnel remunerations.

•	The Administrative Personnel Remunerations to March 2003 reached Ch$4,051.6 million, lower by Ch$105.2 million or 2.5% compared to 1Q02. The aforesaid is a consequence of the process of functions rationalization maintained by the Company that has resulted in structural layoffs from the management payroll. Even though the period was affected by the severance payments, they were more than offset by the savings in remunerations and other incentives for personnel. In figures, the quarterly average reflected a drop of 4.4% from 1,155 employees in 1Q02 to 1,104 in 1Q03, while at the close of each period, the administrative staff falls from 1,149 to 1,100 administrative employees, equivalent to a decrease of 4.3%.

•	Sales Personnel Remunerations increased from Ch$1,766.8 million in 1Q02 to Ch$1,954.0 million in 1Q03, implying a negative variation of Ch$187.2 million (10.6%). This result basically stems from a more aggressive sales strategy adopted after the Multiple Funds came into effect tending to reinforce competitiveness in voluntary pension savings that implied a higher payment of variable incentives, both in awards as well as in commissions, of Ch$153.1 million.

In figures, the quarterly average number of sales agents declined from 666 in 1Q02 to 644 in 1Q03, representing a drop of 3.3%. If the evolution of the close of each period is compared, the sales force falls from 661 to 639 sales agents, that is, a decrease of 3.3%.

•	Regarding Life and Disability Insurance (L&D), to March 2003, expenses reached Ch$10,600.4 million, representing an increase of Ch$440.9 million or 4.3% with respect to the same period the previous year. Of this variation, Ch$88.1 million account for the growth observed in the client salary base, while Ch$255.2 million stem from higher expenses originating from the client’s portfolio casualty rate. Underlying the aforesaid is the effect of the country’s unemployment situation and the affiliates’ awareness of the benefits’ coverage that has a bearing on the number of benefit applications as well as on the downward evolution of the interest rates and the returns on the pensions fund that have implied a higher economic value of casualties. Moreover, lower financial income perceived during the period for Ch$97.3 million are a consequence of a decrease in rates that are discounted from expenses as they originate from the contract in force.

•	Other Operating Expenses increased by 7.4% (Ch$216.1 million), from Ch$2,928.4 million registered in 1Q02 to Ch$3,144.6 million in 1Q03. Fundamentally, the aforementioned accounts for the higher administration expenses that on one hand stem from the implementation of the multiple funds and refer to advisories, forms related to computing and customer services as well as those expenses related to the administration of funds. Additionally, the administrative expenses where affected by technological and operating support services to the AFC that has implied the temporary hiring of external services, which on the other hand has meant perceiving revenues for these rendering services.

•	As a result of the aforementioned, Operating Income diminished by Ch$2,129.1 million or 22.6%, reaching Ch$7,271.9 million for the period ending March 2003. Notwithstanding the aforesaid, it is important to emphasize that the Core Business income, defined as the difference between Fee Income and Operating Expenses, in absolute terms increased by 2.4% from Ch$4,548.4 million in 1Q02 to Ch$4,658.1 million in 1Q03, sustained by the favorable evolution of the Fee Income.

•	Other Non Operating Income (Expenses) diminished from a profit of Ch$1,706.6 million in 1Q02 to a profit of Ch$398.6 million in 1Q03, representing an unfavorable variation of Ch$1,037.9 million. This evolution is mainly accounted for by the price level restatement that, during 1Q02, was marked by a certain effect of deflation applied to the non-monetary net liabilities exposure of the Company that generated a greater loss for 1Q03 by Ch$729.5 million compared to 1Q02, given the inflation applied during the current period .. Additionally, lower returns from subsidiaries abroad were affected by local currency rates with respect to the dollar, while on the local scene are accounted for by start-up losses of two companies.

•	Gains on Investments reached Ch$25.8 million representing a decline of Ch$305.3 million. This result basically accounts for profits obtained by the valuation of the forward contracts (dollar-peso) taken on to cover, between February and March 2002, the exchange risk of the current account in dollars between Provida and Provida Internacional, due to the dollarization of the latter.

•	The Result in Affiliated Companies decreased from Ch$2,598.2 million in 1Q02 to Ch$2,177.6 million in 1Q03. This decrease of Ch$420.7 million (16.2%) is mainly originated from the lower returns of foreign affiliates, AFPC Porvenir in Colombia and AFORE Profuturo in Mexico by Ch$521.4 million stemming from the depreciation of the local currency with respect to the dollar, partially offset by the higher returns from AFP Horizonte in Peru and AFP Crecer in El Salvador. Moreover, losses incurred at two local subsidiaries, PreviRed.com and AFC contributed negatively by Ch$118.4 million due to their ongoing start-up process.

		1Q 2003	1Q 2002	Change	%

Company	Country	(Million of constant Chilean pesos at March 31, 2003, except percentages)
Horizonte	Peru	718.7	536.8	181.9	33.9%
Porvenir	Colombia	228.2	411.8	(183.6)	-44.6%
Bancomer	Mexico	1,203.7	1,541.5	(337.8)	-21.9%
Crecer	El Salvador	203.8	170.3	33.5	19.7%
DCV	Chile	17.1	13.3	3.8	28.7%
PreviRed.com	Chile	(102.9)	(75.5)	(27.4)	36.3%
AFC	Chile	(91.0)	-	(91.0)	n.a.

TOTAL		2,177.6	2,598.2	(420.7)	-16.2%
n.a.: Not Applicable

In Peru, Provida Internacional is present in AFP Horizonte since 1993 and currently holds a 15.87% ownership. During 1Q03, this subsidiary has originated a profit of Ch$718.7 million for Provida, representing a real growth of 33.9% with respect to 1Q02 and a variation equivalent to Ch$181.9 million. In March 2003, this subsidiary has a total of 800,828 affiliates and total assets under management for US$1,233 million, figures equivalent to a market share of 26% in both cases, placing it in first place in terms of affiliates, while for total assets under management, it occupies third place.

In the case of Colombia, Provida Internacional has been present since 1994 as a 20,00% shareholder of AFPC Porvenir. During 1Q03, it generated a profit of Ch$228.2 million for Provida, a decrease of Ch$183.6 million or 44.6% with respect to the result of 1Q02, mainly accounted for by the depreciation of the local currency regarding the dollar, which affected negatively the net asset position maintained by the subsidiary. In March 2003, this subsidiary has a total of 1,234,860 affiliates and manages funds for US$1,542 million, figures equivalent to market shares of 26% and 27%, respectively, maintaining the first place of the market share in all relevant variables.

In El Salvador, AFP Crecer was created in September 2000 resulting from the merger of AFP Porvenir, Previsión and Máxima, becoming the country’s largest pension fund administrator in terms of clients. At February 2003, its client base amounted to 554,370 with funds under management for US$547 million, representing market shares of 55% and

48%, respectively. Provida Internacional holds a 19% ownership in AFP Crecer that gave Provida a profit of Ch$203.8 million for the first quarter 2003, implying a real growth of 19.7% regarding the result obtained during the first quarter 2002 for Ch$170.3 million.

Regarding Mexico, in November 2000, Provida Internacional purchased a 7.5% of AFORE Bancomer shares, which results make it Provida’s most important investment, producing the highest earnings for the company with Ch$1,203.7 million, equivalent to 51.1% of the total results contributed by foreign subsidiaries during the quarter. Nevertheless and even though the results of the AFORE business have maintained their upward trend, due to the depreciation of the local currency regarding the dollar and its subsequent negative impact on its net asset position, implied for Provida a decrease in the profits accrued of 21.9% or Ch$337.8 million regarding 1Q02. In March 2003, AFORE Bancomer maintains a client portfolio of 4,346,608 and funds for US$6,703 million, with market shares of 15% and 22%, respectively, occupying the second place in the industry.

Finally, local subsidiaries contributed a lower return for Provida for Ch$114.6 million, due to the start-up losses of two out of three companies. On the one hand, a recognized loss of Ch$91.0 million for the investment in “Administradora de Fondos de Cesantía de Chile S.A.” (AFC), a company that started-up in 2002 where Provida holds a 37.8% ownership. Additionally, the results of PreviRed.com, an electronic collection company where Provida also holds a 37.8% ownership, implied a loss of Ch$102.9 million in 1Q03 for the Company, representing a negative variation of Ch$27.4 million or 36.3% regarding 1Q02, as it hasn’t reached its break-even point yet. Finally, “Inversiones DCV” (DCV) gave Provida a profit of Ch$17.1 million during the quarter, representing an increase of 28.7% (Ch$3.8 million) with respect to 1Q02. In this company, whose objective is to invest in companies dedicated to the depositing and safekeeping of public offering securities, Provida participates with a 23.14% share, the other AFPs in the pension industry being the other principal shareholders, as they are in the other two local investments (AFC and PreviRed.com).

•	The better financial performance of the Company is reflected by the reduction of Interest Expenses for Ch$283.8 million or 49.7%. This evolution is sustained by the Company’s capacity to fulfill its obligations incurred to finance mergers carried out in previous periods, according to the established payment schedule for long-term debt as well as for the lower level of TAB rates applied.

•	The Price Level Restatement loss for Ch$233.4 million for 1Q03 represents a negative variation of Ch$729.5 million with respect to the profit of Ch$496.1 million recorded in the same period the previous year. This unfavorable evolution is due to the deflation of 0.4% applied in 1Q02 over the net liabilities exposure of the Company whereas during 1Q03 the inflation applied was 0.5%.

•	At March 31, 2003, Income Taxes recorded a lower expense of Ch$737.4 million regarding 1Q02, basically due to lower results generated during the period.

•	Total Assets at March 31, 2003 reached Ch$214,928.5 million, representing an increase of Ch$1,691.6 million with respect to the close of March 2002. This variation is accounted for by the increase of Ch$2,913.0 million on Mandatory Investment, due to the normal contributions registered by the growing client base as well as the favorable yearly returns of the pension funds. Partially offsetting the aforementioned are the other parties that comprise the Company’s assets, where the lower level of liquid assets is accounted for by their application to cover short-term requirements, the decrease in fixed assets owes to some equipments’ end of their useful life and the decrease in other assets originates from the periodical amortization of goodwill.

•	Total Liabilities decreased from Ch$36,917.3 million in 1Q02 to Ch$29,520.0 million in 1Q03 mainly as the result of lower long-term debt for Ch$9,195.4 million as a consequence of the amortizations carried out according to the established payment schedule.

•	Shareholders’ Equity increased by 5.2% from Ch$176,319.6 million at March 31, 2002 to Ch$185,408.5 million at the close of March 2003. This growth of Ch$9,088.9 million arises from higher accumulated earnings due to the generation and retention of earnings.

•	The Chilean peso-dollar Exchange Rate at March 31, 2003 was Ch$731.56 per dollar, compared to Ch$655.90 per dollar in March 2002. During 1Q03, a depreciation of 1.8% of the Chilean peso was recorded, higher than the 0.2% recorded in 1Q02.

CONSOLIDATED INCOME STATEMENT

	1Q 2003	1Q 2002	Change	%
	(Million of constant Chilean pesos at March 31, 2003, except percentages)
OPERATING REVENUES
Fee income	24,408.8	23,560.0	848.7	3.6%
Gains on mandatory investments	1,404.7	2,192.3	(787.6)	-35.9%
Rebates on L&D insurance	622.4	2,110.4	(1,488.0)	-70.5%
Other operating revenues	586.7	550.0	36.7	6.7%

Total Operating Revenues	27,022.5	28,412.6	(1,390.1)	-4.9%

OPERATING EXPENSES
Administr. personnel remunerations	(4,051.6)	(4,156.8)	105.2	-2.5%
Sales personnel remunerations	(1,954.0)	(1,766.8)	(187.2)	10.6%
L&D insurance	(10,600.4)	(10,159.5)	(440.9)	4.3%
Other operating expenses	(3,144.6)	(2,928.4)	(216.1)	7.4%

Total Operating Expenses	(19,750.6)	(19,011.6)	(739.1)	3.9%

OPERATING INCOME	7,271.9	9,401.0	(2,129.1)	-22.6%

OTHER INCOME (EXPENSES)
Gains on investments	25.8	331.0	(305.3)	-92.2%
Profit (loss) in affil. companies	2,177.6	2,598.2	(420.7)	-16.2%
Amortization of goodwill	(1,253.2)	(1,245.7)	(7.5)	0.6%
Interest expense	(287.5)	(571.3)	283.8	-49.7%
Other income net	(30.7)	98.2	(128.8)	131.3%
Price level restatement	(233.4)	496.1	(729.5)	-147.0%

Total Other Income (Expenses)	398.6	1,706.6	(1,307.9)	-76.6%

INCOME BEFORE TAXES	7,670.5	11,107.6	(3,437.1)	-30.9%

INCOME TAXES	(635.8)	(1,373.2)	737.4	-53.7%

NET INCOME	7,034.7	9,734.4	(2,699.7)	-27.7%

CONSOLIDATED BALANCE SHEET

	1Q 2003	1Q 2002	Change	%
	(Million of constant Chilean pesos at March 31, 2003, except percentages)
ASSETS
Current Assets	9,483.4	10,084.8	(601.3)	-6.0%
Marketable Securities - Reserve	81,064.8	78,151.8	2,913.0	3.7%
Premises and Equipment	23,886.6	24,405.9	(519.3)	-2.1%
Other Assets	100,493.7	100,594.5	(100.9)	-0.1%

TOTAL ASSETS	214,928.5	213,237.0	1,691.6	0.8%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	19,561.8	17,763.8	1,798.0	10.1%
Long-Term Liabilities	9,958.2	19,153.6	(9,195.4)	-48.0%
Minority Interest	0.1	0.0	0.0	31.3%
Shareholders' Equity	185,408.5	176,319.6	9,088.9	5.2%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	214,928.5	213,237.0	1,691.6	0.8%

CONSOLIDATED CASH FLOW STATEMENT

	1Q 2003	1Q 2002	Change	%
	(Million of constant Chilean pesos at March 31, 2003, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	4,099.7	3,754.8	344.9	9.2%
Total Operational Income	28,576.1	25,444.1	3,132.0	12.3%
Total Operational Expenses	(24,476.4)	(21,689.3)	(2,787.1)	12.9%

CASH FLOW FROM FINANCING ACTIVITIES	(1,384.9)	33,124.8	(34,509.7)	-104.2%

CASH FLOW FROM INVESTING ACTIVITIES	(418.8)	(33,173.0)	32,754.2	-98.7%

TOTAL NET CASH FLOW	2,295.9	3,706.5	(1,410.6)	-38.1%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: May 16, 2003	By:	/s/ Salvador Milán Alcaraz
Name: Salvador Milán Alcaraz Title: Chief Financial Officer